SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007

Commission File Number 0-18350
GRANITE CONSTRUCTION PROFIT
SHARING AND 401(K) PLAN
GRANITE CONSTRUCTION INCORPORATED
585 West Beach Street
Watsonville, California 95076
Telephone: (831) 724-1011
     This report contains 16 pages.

Item 4.	FINANCIAL STATEMENTS AND SCHEDULE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA
     The following documents are filed as part of this report:
1. Financial Statements. The following financial statements are filed as part of this report:

Form 11-K
Pages
Report of Independent Registered Public Accounting Firm	F-3
Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	F-4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	F-5
Notes to Financial Statements	F-6-F-10
2. Financial Statements Schedule. The following financial statement schedule of the Granite Construction Profit Sharing and 401(K) Plan (“Plan”) for the year ended December 31, 2007 is filed as part of this report and shall be read in conjunction with the financial statements of the Plan.

Form 11-K
Pages
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2007	S-1

EXHIBITS
The following exhibit is attached hereto and filed herewith:

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm

2

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION PROFIT SHARING AND 401(K) PLAN
Date: June 23, 2008	By:	/s/ Alan Movson
Alan Movson
Secretary

	By:	/s/ James H. Roberts
James H. Roberts
Committee Member

3

INDEX TO EXHIBITS

Exhibit
Number	Document

23	Consent of Independent Registered Public Accounting Firm

4

Granite Construction
Profit Sharing and 401(k) Plan
Financial Statements
as of December 31, 2007 and 2006 and
for the year ended December 31, 2007

Granite Construction
Profit Sharing and 401(k) Plan
Index of Financial Statements and Schedule

Pages
Report of Independent Registered Public Accounting Firm	F-3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	F-4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	F-5

Notes to Financial Statements	F-6

Supplemental Schedule:

Schedule H, line 4i — Schedule of Assets (Held At End of Year) at December 31, 2007	S-1

Exhibit 23
Supplemental schedules other than the above are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
Granite Construction
Profit Sharing and 401(k) Plan
We have audited the financial statements of the Granite Construction Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and for the year ended December 31, 2007, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 19, 2008

Granite Construction
Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value	$194,196,378	$181,727,858
Contributions receivable from employer	104,333	2,606,603
Contributions receivable from employees	13,639	9,236
Non-interest bearing cash	44,977	56,344

Net assets available for benefits	$194,359,327	$184,400,041

The accompanying notes are an integral part of these financial statements.

Granite Construction
Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007
Changes to net assets available for benefits attributed to:
Investment activities:
Net depreciation in fair value of investments	$(8,985,970)
Interest and dividends	11,723,921

Net additions from investment activities	2,737,951

Contributions:
Employee	17,262,369
Employer	10,072,930

Total contributions	27,335,299

Distributions to participants or beneficiaries	(23,460,643)

Diversification from employee stock ownership plan	3,346,679

Change in net assets available for benefits during the year	9,959,286
Net assets available for benefits, beginning of year	184,400,041

Net assets available for benefits, end of year	$194,359,327

The accompanying notes are an integral part of these financial statements.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements
1.	Description of Plan

The following description of Granite Construction Profit Sharing and 401(k) Plan (the “Plan”) provides only general information. The Plan document provides a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution Plan covering all eligible non-union employees of Granite Construction Incorporated and its participating subsidiaries (the “Company”). Employees generally become eligible to participate in the Plan as of December 31 of the year of hire if the employee is credited with at least 1,000 hours of work in that year and was an employee on December 31. The Company does not guarantee the benefits provided by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Company has appointed an Administrative Committee (“Committee”) as the Plan administrator (“Administrator”). The Committee has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan (including the authority and responsibility to invest, manage, and control the assets of the Plan specifically allocated to the trustee and investment managers). The Company paid all necessary and proper expenses incurred in the administration of the Plan. Such expenses are primarily comprised of legal fees, auditing fees and expenses relating to the maintenance of the Plan’s records.

Contributions

The Company makes profit sharing and 401(k) matching contributions. Profit sharing contributions from the Company may be contributed to the Plan in an amount (or under such formula) as may be determined by the Company’s Board of Directors. Profit sharing contributions are payable solely out of the Company’s current or accumulated earnings and profits. The profit sharing contribution shall not exceed the maximum amount deductible under the provisions of the Internal Revenue Code. The Company must pay the total profit sharing contribution to the Plan trustee before the date the Company is required to file its federal income tax return (including extensions). No profit sharing contributions were made to the Plan during 2007.

The Company’s 401(k) matching contribution is based on a formula, as described in the Plan document. The Company’s matching contribution is paid into the Plan at the same time as the employee contributions are paid into the Plan. Company matching contributions were $10,072,930 for 2007.

All eligible Plan participants could make combined employee contributions to the Plan of up to $15,500 during 2007. Plan participants who reach age 50 during the Plan year have the option to make an additional (“Catch Up”) pre-tax salary contribution of up to $5,000 in 2007. Catch Up contributions are not provided a Company matching contribution.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements
The Plan offers an option for deferring dividends from the Granite Construction Employee Stock Ownership Plan (“ESOP”). The Dividend Equivalent Deferral or 401(k) Switchback option allows participants in the ESOP to elect an additional pre-tax salary deferral to the 401(k) Plan equal to the amount of the ESOP dividend passed through to them.

Employee Stock Ownership Plan Diversification Account

The Plan permits certain participants under the ESOP to have a portion of their ESOP stock account transferred to the Plan. No portion of the participant’s ESOP diversification account may be invested in the Granite Construction Inc. Common Stock Fund (“Granite Common Stock”).

Participant Accounts

Contributions from participants received by the Plan are deposited with the Plan trustee and custodian, Mercer Trust Company (“Mercer”). Each eligible participant’s account is credited with an allocation of (a) the Company’s 401(k) match and profit sharing contributions, (b) Plan earnings, (c) profit sharing forfeitures of terminated participant’s non-vested accounts and (d) participant contributions. All allocations, except participant contributions and Company’s match, are based on participants’ eligible earnings or account balances, as defined in the Plan document. The participant is entitled to the vested benefit available from the participant’s account. At December 31, 2007 and 2006, forfeited non-vested accounts totaled $358,924 and $506,778, respectively, and are allocated to eligible participants’ accounts in the subsequent Plan year.

Benefits and Vesting

The full amount of the participant’s profit sharing account becomes vested on his/her normal retirement date or when his/her employment with the Company terminates by reason of death or total disability, or when his/her years of vesting service is completed as defined in the Plan document. For participants that work one or more hours on or after January 1, 2007, the full amount of the profit sharing account becomes vested after three years of service. For participants that do not perform work after December 31 2006, the profit sharing account requires five years of service for full vested status. The full value of the participant’s elective contribution and matching account are fully vested at the time of deferral. On termination of service for any reason, including death or disability, participants with less than $1,000 in their accounts and who have not elected a rollover will receive one lump sum payout of the total value of their account balance as prescribed in the Plan document. If the participant has more than $1,000 in their account upon termination, funds will not be distributed unless the participant elects to withdraw the funds as prescribed in the Plan document.

Hardship Withdrawals

The Plan provides for withdrawals in the event of financial hardship, as defined in the Plan document.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements
Plan Investments

Participants may direct Company and participant contributions into any of the designated investment options approved by the Committee. Included in the designated investment options are various mutual funds, a common/collective trust, money market funds and Granite Common Stock.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

Investments are stated at fair value as determined by quoted market prices. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Non-interest bearing cash

Non-interest bearing cash is made up of unsettled transactions relating to the Granite Common Stock.

Distributions

Distributions to participants are recorded when paid.

Risks and uncertainties

The Plan provides for various investment options in any combination of mutual funds, the Granite Common Stock and other investment securities, which the Administrator may, from time to time, make available. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements
3.	Investments

The following schedule presents investments which are 5 percent or more of the Plan’s net assets available for benefits at:

	December 31,
	2007	2006
Granite Construction Incorporated	$23,761,488	$26,614,155
Harbor Capital International Fund	22,361,871	18,998,424
Franklin-Templeton Balance Sheet Investment Fund	15,810,362	17,916,082
Vanguard Capital Opportunities Admiral Share Fund	15,410,302	14,963,369
Putnam Money Market Fund	14,993,297	15,430,050
Putnam Asset Allocation Fund: Growth Portfolio	13,052,137	12,422,259
Loomis Sayles Bond Fund	12,771,225	10,243,383
Vanguard Morgan Growth Fund	12,290,919	10,761,184
The Clipper Fund	11,103,307	12,130,337
Putnam S&P 500 Index Fund	9,785,636	*

*	Balance at December 31 was less than 5% of Plan’s net assets
During 2007, the Plan’s investments appreciated/(depreciated) in value as follows:

Mutual Funds	$(1,721,040)
Common/Collective Trust	460,238
Granite Common Stock	(7,725,168)

$(8,985,970)

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Related Party and Party in Interest Transactions

The Plan allows investment in the common stock of Granite Construction Incorporated. In addition, certain Plan investments are managed by Putnam Investments (“Putnam”). Putnam and Mercer are subsidiaries of Marsh & McLennan Companies, Inc.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements
Any purchases and sales of such funds and common stock are performed in the open market at fair value. Transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.
Aggregate investment in Granite Common Stock at December 31 was as follows:

Date	Number of shares	Fair Value
2007	656,758	$23,761,488
2006	528,898	$26,614,155
6.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of termination of the Plan, all participants who are employed by the Company at the date of termination will become 100% vested in their account balances.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$194,359,327	$184,400,041
Amounts allocated to withdrawing participants	(14,886,313)	(13,490,444)

Net assets available for benefits per the Form 5500	$179,473,014	$170,909,597

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2007 to Form 5500:

Distributions to participants per the financial statements	$23,460,643
Amounts allocated to withdrawing participants at December 31, 2007	14,886,313
Amounts allocated to withdrawing participants at December 31, 2006	(13,490,444)

Distributions to participants per Form 5500	$24,856,512

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims not yet paid for participants with termination dates equal to or prior to December 31.
8.	Subsequent Event

Effective July 1, 2008 the Plan was amended to allow eligible participants to make contributions to the Plan of up to 50% of pre-tax wages effective the first of the month following 30 days of employment, not to exceed annual IRC limits. The Company will begin matching employee deferrals after attainment of 1,000 hours of service.

Granite Construction
Profit Sharing and 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held At End of Year)
December 31, 2007

			Description of investments
			including maturity date, rate of
			interest, collateral,				Current
(a)	(b) Identity of issuer, borrower, lessor or similar party	(c)	par or maturity value	(d)	Cost (1)	(e)	Value
*	Granite Construction Incorporated		Common Stock				$23,761,488
	Harbor Capital International Fund		Mutual Fund				22,361,871
	Franklin-Templeton Balance Sheet Investment Fund		Mutual Fund				15,810,362
	Vanguard Capital Opportunities Admiral Share Fund		Mutual Fund				15,410,302
*	Putnam		Money Market Fund				14,993,297
*	Putnam Asset Allocation Fund: Growth Portfolio		Mutual Fund				13,052,137
	Loomis Sayles Bond Fund		Mutual Fund				12,771,225
	Vanguard Morgan Growth Fund		Mutual Fund				12,290,919
	The Clipper Fund		Mutual Fund				11,103,307
*	Putnam S&P 500 Index Fund		Common/Collective Trust				9,785,636
	Lord Abbett Mid-Cap Value Fund		Mutual Fund				8,569,841
*	Putnam Asset Allocation Fund: Balanced Portfolio		Mutual Fund				7,794,567
	PIMCO Total Return Fund		Mutual Fund				6,344,063
	Fremont U.S. Micro Cap Institutional Fund		Mutual Fund				4,818,621
*	Putnam Asset Allocation Fund: Conservative Portfolio		Mutual Fund				3,479,746
*	Putnam Diversified Income Trust Fund		Mutual Fund				3,356,529
	T. Rowe Price Retirement 2030 Fund		Mutual Fund				1,356,629
	T. Rowe Price Retirement 2015 Fund		Mutual Fund				1,165,608
	T. Rowe Price Retirement 2025 Fund		Mutual Fund				951,367
	Northern Small-Cap Value Fund		Mutual Fund				919,661
	T. Rowe Price Retirement 2020 Fund		Mutual Fund				823,783
	T. Rowe Price Retirement 2040 Fund		Mutual Fund				741,740
	T. Rowe Price Retirement 2035 Fund		Mutual Fund				709,672
	T. Rowe Price Retirement 2045 Fund		Mutual Fund				572,050
	T. Rowe Price Retirement 2005 Fund		Mutual Fund				432,727
	T. Rowe Price Retirement 2010 Fund		Mutual Fund				417,115
	T. Rowe Price Retirement 2050 Fund		Mutual Fund				178,031
	T. Rowe Price Retirement Income Fund		Mutual Fund				166,672
	T. Rowe Price Retirement 2055 Fund		Mutual Fund				57,412

			Total investments				$194,196,378

*	known party-in-interest (exempt transactions)

(1)	Cost information has been omitted with respect to participant directed transactions

S-1